UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 13, 2026

Marcus Johnson
Chief Executive Officer
AI Technology Group Inc.
50 W Liberty St.
Suite 880
Reno, NV 89501

Re: AI Technology Group Inc.
Amendment No. 2 to Registration Statement on Form 10-12G
Filed on March 5, 2026
File No. 000-50739

Dear Marcus Johnson:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Ronald S. McIntyre